UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

1Q20 CPFL Results

- ✓ Reduction of **0.2% in load in the concession area**
- ✓ **EBITDA** of **R$ 1,696 million**, growth of **10.8%**
- ✓ **Net Income** of **R$ 904 million**, growth of **58.5%**
- ✓ Net Debt of **R$ 15.1 billion** and leverage of **2.21x Net Debt/EBITDA**
- ✓ Investments of **R$ 516 million**, growth of **15.9%**
- ✓ **CPFL Paulista tariff adjustment** in Apr-20, with an adjustment of **+6.05%** for the consumers (postponed to Jul 1st) and an increase of **+6.92%** in Parcel B
- ✓ Entry of **CPFL Energia's** shares in the **Ibovespa** of the B3, in May-20
- ✓ **CPFL Renováveis' Delisting Tender Offer:** registered by CVM on Apr 27th; auction will occur on Jun 10th, according to the Notice released on May 6th
- ✓ **CPFL Energia** won the **Equities Deal of the Year 2020 - Americas**, granted by The Banker (Financial Times) to its 2019 Re-IPO (R$ 3.7 billion)
- ✓ Aneel recognized **CPFL Santa Cruz** as the best distributor in the country for the **Global Continuity Performance (DGC)** in 2019

Conference Call with Simultaneous Translation into English (Bilingual Q&A)

Friday, May 15, 2020 – 11:00 a.m. (BRT), 10:00 a.m. (ET)

Portuguese: (+55) 11 3181.8565 or (+55) 11 4210.1803 (Brazil)

English: (+1) 412 717-9627 (USA) and (+1) 844 204-8942 (Other Countries)

Access code: CPFL

Investor Relations Department
(+55) 19 3756.8458/8887

ri@cpfl.com.br
www.cpfl.com.br/ir

CPFE3 NOVO MERCADO BM&FBOVESPA · IBOVESPA · Índice Brasil IBRX · Índice de Energia Elétrica IEE · Índice de Ações com Governança Corporativa Diferenciada IGC · Índice de Ações com Tag Along Diferenciado ITAG · CPFL ENERGIA

MESSAGE FROM THE CEO

The first quarter of 2020 was marked by the outbreak of the new coronavirus in Brazil. Early in March, the Company set up a Crisis Committee, which held daily meetings and relied on strong engagement from the entire Management, thereby ensuring quick decision-making. All the actions taken always gave priority to the health and safety of our more than 12,000 employees, though they also focused on the Group's financial health, the full continuity of our business, the preservation of business partners and society in general.

As for the operating results of the 1st quarter, electricity sales in the concession area of distributors totaled 17,442 GWh, decreasing 1.6%. The residential and commercial segments declined 2.9% and 2.0%, respectively, essentially due to milder temperatures during the period compared to the same period in 2019. The industrial segment registered a decline of 1.4%, mainly due to the migration of two major clients to the basic network and also due to the continued weak industrial production in Brazil during the quarter.

However, I wish to highlight the economic and financial performance, given that we once again achieved significant results. EBITDA reached R$1,696 million and Net Income was R$904 million in 1Q20, respectively 10.8% and 58.5% higher than in the same period in 2019. The Distribution segment reported strong performance, with EBITDA of R$1,137 million in 1Q20 (+16.0%), mainly reflecting the results of tariff adjustments at CPFL Paulista (April 2019) and RGE (June 2019) and the tariff review at CPFL Piratininga (October 2019).

We continue to work on value-creation initiatives and on our investment plan in 1Q20 with the same financial discipline, engagement and commitment of our teams. We invested R$516 million during this period, an increase of 15.9%.

CPFL Energia's net debt reached 2.21 times its EBITDA at the end of March, as per the measurement criterion of our financial covenants, maintaining the consolidated leverage of the group at adequate levels. Our cash position also deserves mention: in line with our funding plan for 2020, we raised R$ 2.9 billion through new funding operations in the 1st quarter at an average cost of CDI + 0.8% p.a. and for a term of 4 years.

I also wish to highlight the return of “CPFE3” this quarter to the Ibovespa index, the flagship index of the São Paulo stock exchange (B3), less than one year after our re-IPO. We also won two awards: the first was “Equities deal of the year 2020 - America” from The Banker, a Financial Times publication, for our Re-IPO operation; and the second one was received by CPFL Santa Cruz from the Brazilian Electricity Regulatory Agency (Aneel) as the best distributor in the country for Global Continuity Performance (DGC) in 2019.

Finally, I wish to state that CPFL Energia acted and continues to act in a timely manner to safeguard its employees and its operations during the pandemic and is now working simultaneously on a robust plan for the post-crisis period. To this end, I reaffirm our trust and commitment to shareholders, clients, partners, society and other stakeholders, while remaining optimistic about the advances in the Brazilian electricity sector despite this difficult moment that we are going through, and am confident about our business platform, backed by operational efficiency, corporate governance, sustainability, financial discipline and synergistic growth, as we are increasingly prepared to face the emerging challenges and opportunities in the country.

Gustavo Estrella

CEO of CPFL Energia

Indicators (R$ Million)	1Q20	1Q19	Var.
Load in the Concession Area - GWh	18,040	18,071	-0.2%
Sales within the Concession Area - GWh	17,442	17,731	-1.6%
Captive Market	11,901	12,407	-4.1%
Free Client	5,541	5,324	4.1%
Gross Operating Revenue	10,879	10,788	0.8%
Net Operating Revenue	7,282	7,127	2.2%
EBITDA(1)	1,696	1,531	10.8%
Distribution	1,137	980	16.0%
Conventional generation	323	304	6.3%
Renewable generation	223	192	16.0%
Commercialization, Services & Others	14	56	-75.4%
Net Income	904	570	58.5%
Net Debt(2)	15,114	14,902	1.4%
Net Debt / EBITDA(2)	2.21x	2.70x	-18.3%
Investments(3)	516	445	15.9%

Notes:

(1)  EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 3.1 of this report;

(2)  In covenants criteria, which considers CPFL Energia stake in each project;

(3)  Does not include special obligations.

1) COMPANY PROFILE AND CORPORATE STRUCTURE

Company Operation

CPFL Energia operates in the Generation, Transmission, Distribution, Commercialization and Services segments, with presence in 11 states in all regions of the country.

Distribution

- cpfl paulista
- cpfl piratininga
- cpfl santa cruz
- RGE

Services

- cpfl soluções
  - 20 Operational Basis (SP)
  - 1 Overhaul (SP)
  - 5 Market Business Offices (SP, AM, PE, RS, PR)
- 1 ENVO
- 2 cpfl total
- 3 cpfl atende
- 4 cpfl pessoas
- 4 cpfl finanças
- 4 cpfl supre
- 4 cpfl infra

Generation

cpfl geração

1. HPP Luis Eduardo Magalhães
2. HPP Serra da Mesa
3. HPP Foz do Chapecó
4. HPP Campos Novos
5. HPP Barra Grande
6. Ceran Complex: HPP Monte Claro, HPP Castro Alves, HPP 14 de Julho
7. 2 SHPPs (SP)
8. 6 MHPPs
   4 (SP), 2 (MG)
9. TPPs
   Termoparaíba and Termonordeste

Transmission

cpfl transmissão

1. 7 substations
   2 (SP), 1 (CE), 1 (SC), 3 (RS)
2. 6 transmission lines
   2 (SC), 4 (RS)

Renewable

CPFL Renováveis

10. 40 SHPPs
    17 (SP), 10 (MG), 4 (RS), 6 (SC), 2 (MT), 1 (PR)
11. 45 Wind Farms
    12 (CE), 29 (RN), 4 (RS)
12. 8 TPPs (Biomass)
    5 (SP), 1 (RN), 1 (MG), 1 (PR)
13. Tanquinho Solar Energy Plant (PV) (SP)

HPP - Hydroelectric Power Plant
SHPP - Small Hydroelectric Power Plant
MHPP - Micro Hydroelectric Power Plant
TPP - Thermal Power Plants
PV - Photovoltaic Power Plant

CPFL is the second largest distributor in volume of energy sales, with 14% of the national market, serving approximately 9.8 million customers in 687 municipalities. With 4,304 MW of installed capacity, it is the third largest private generator in the country, being the leader in renewable generation, operating in hydroelectric, solar, wind and biomass sources. It also has investments in Transmission, with the acquisition of three new projects in 2018, and a national operation of CPFL Soluções, providing integrated solutions in energy management and commercialization, energy efficiency, distributed generation, energy infrastructure and consulting services.

Shareholders Structure

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.

Reference date: 03/31/2020

Notes:

(1) RGE is held by CPFL Energia (89.0107%) and CPFL Brasil (10.9893%).

(2) CPFL Soluções = CPFL Brasil + CPFL Serviços + CPFL Eficiência;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP

(4) CPFL Renováveis is controlled by CPFL Energia (46.7609%) and CPFL Geração (53.1831%)

Corporate Governance

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

CPFL’s Management is composed of the Board of Directors, its decision-making authority, and the Board of Executive Officers, its executive body. CPFL also has five advisory committees to the Board of Directors, which support the Board in its decisions and monitor relevant and strategic themes, and a permanent Fiscal Council, composed of three members, that also exercises the duties of Audit Committee, in line with Sarbanes-Oxley Law (SOX), applicable to foreign companies with registration in Securities and Exchange Commision (SEC) from the United States.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

Dividend Policy

On May 21, 2019, CPFL Energia announced to its shareholders and to the market that its Board of Directors approved, at the meeting held on that date, the adoption of a dividend distribution policy, which determines that the Company should distribute annually, as dividends, at least 50% of the adjusted net income, in accordance with the Brazilian Corporate Law. Furthermore, the Dividend Policy sets out the factors that will influence the amount of the distributions, as well as other issues considered relevant by the Board of Directors and the shareholders. The Dividend Policy also highlights that certain obligations contained in the Company’s financial contracts may limit the amount of dividends and/or interest on own capital that may be distributed.

The approved Dividend Policy is merely indicative, with the purpose of signaling to the market the treatment that the Company intends to give to the distribution of dividends to its shareholders, having, therefore, a programmatic character, not binding upon the Company or its governing bodies.

The Dividend Policy is available at the Investor Relations website http://www.cpfl.com.br/ir.

2) OPERATIONAL PERFORMANCE

2.1) Distribution

2.1.1) Load net of losses in the concession area

Load in the Concession Area - GWh
	1Q20	1Q19	Var.
Captive Market	12,071	12,346	-2.2%
Free Client	5,969	5,725	4.3%
Total	18,040	18,071	-0.2%

Note: If excluding the migration of large consumers, the load within the concession area would have a variation of +0.7% in the quarter.

2.1.2) Sales within the Distributors’ Concession Area

In 1Q20, sales in the concession area, made through the distribution segment, totaled 17,442 GWh, a reduction of 1.6%. If we disregard the migration of large consumers to the basic network and the significant reduction in the amount of energy contracted by two permissionaires1, sales in the concession area in 1Q20 would have changed by -0.8%.

1 RGE, acting as Supplying Agent, accepted a reduction in the contracted energy amount, requested by two permissionaires according to the PRORET (Tariff Regulation Procedures) -  Submodule 11.1.

Sales within the Concession Area - GWh
	1Q20	1Q19	Var.	Part.
Residential	5,444	5,604	-2.9%	31.2%
Industrial	5,862	5,943	-1.4%	33.6%
Commercial	3,031	3,094	-2.0%	17.4%
Others	3,104	3,090	0.5%	17.8%
Total	17,442	17,731	-1.6%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 6.10.

Concession area in 1T20:

•        Residential and Commercial segments (31.2% and 17.4% of total sales, respectively): decrease of 2.9% and 2.0%, respectively, due to higher temperatures in 1Q19, a fact that was not repeated in 1Q20;

•        Industrial segment (33.6% of total sales): decrease of 1.4%. Disregarding the migration of large customers to the National Grid, the industrial class would have reduced by just 0.2%, reflecting the performance of industrial production, which has not yet shown a more consistent recovery at the beginning of the year.

Sales to the Captive Market - GWh
	1Q20	1Q19	Var.
Residential	5,444	5,604	-2.9%
Industrial	1,224	1,402	-12.7%
Commercial	2,264	2,398	-5.6%
Others	2,968	3,004	-1.2%
Total	11,901	12,407	-4.1%

Note: item 6.11. The tables with sales within the captive market by distributor are attached to this report in item 6.11.

Free Client - GWh
	1Q20	1Q19	Var.
Industrial	4,638	4,541	2.1%
Commercial	767	697	10.1%
Others	136	86	58.2%
Total	5,541	5,324	4.1%

Free Client by Distributor - GWh
	1Q20	1Q19	Var.
CPFL Paulista	2,590	2,515	3.0%
CPFL Piratininga	1,577	1,479	6.7%
RGE	1,182	1,153	2.5%
CPFL Santa Cruz	192	177	8.5%
Total	5,541	5,324	4.1%

2.1.3) Losses

The consolidated losses index of CPFL Energia was of 9.14% in the 12 months ended in Mar-20, compared to 8.84% in Mar-19, an increase of 0.30 p.p.. The increase in losses is associated to an unfavorable billing calendar in the quarter (365.1 days in the 12 months ended in Mar-20 compared to 365.6 days in the 12 months ended in Mar-19).

12M Accumulated Losses[1]
	Mar-19	Jun-19	Sept-19	Dec-19	Mar-20	ANEEL
CPFL Energia	8.84%	9.01%	9.31%	8.89%	9.14%	8.19%
CPFL Paulista	8.86%	9.13%	9.63%	9.12%	9.30%	8.37%
CPFL Piratininga	7.69%	7.88%	7.99%	7.59%	7.58%	6.53%
RGE	9.78%	9.74%	9.86%	9.62%	10.08%	9.14%
CPFL Santa Cruz	7.82%	8.10%	8.34%	7.69%	8.45%	7.57%

Note: According to the criteria defined by the Regulatory Agency (ANEEL). In CPFL Piratininga and RGE, high-voltage customers (A1) were disregarded.

The CPFL group has intensified the actions against non-technical losses in recent years. The main achievements of the semester were:

      i.        Recovery of 200.7 GWh of energy, 158.5 GWh of which related to the increase in revenue and 42.2 GWh of retroactive energy;

     ii.        136,900 fraud inspections at consumer units;

    iii.        Actions with the police in 35 cases, culminating in leading people to the police station for prison or indictments for energy theft;

   iv.        Cut out of 37,000 inactivated consumer units;

    v.        Telemetry installation with inspection and meter replacement for 1,000 group A customers;

   vi.        Implementation of armored measuring boxes for 1,100 customers;

  vii.        Regularization of 400 clandestine consumers;

 viii.        Replacing obsolete / defective meters with new electronic meters;

   ix.        Disclosure of CPFL Energia's balance of energy fraud and theft in the media, intensifying communication that energy theft is a crime and subject to penalties. In the first quarter of 2020, more than 13 press releases were recorded, totaling 115 articles on the topic mentioning CPFL group.

2.1.4) SAIDI and SAIFI

The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year and the SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year. Such indicators measure the quality and reliability of the electricity supply.

SAIDI Indicators
Distributor	SAIDI (hours)
	2016	2017	2018	2019	1Q19	1Q20	Var. %	ANEEL¹
CPFL Energia	10.63	9.40	8.62	8.83	9.01	8.14	-9.6%	n.d
CPFL Paulista	7.62	7.14	6.17	6.72	6.46	6.39	-1.1%	7.38
CPFL Piratininga	8,44	6.97	5.92	6.48	6.40	5.92	-7.5%	6.41
RGE ²	16.82	14.83	14.44	14.01	14.95	12.68	-15.2%	11.08
CPFL Santa Cruz	8.47	6.22	6.01	5.56	6.21	4.97	-20.0%	8.46

SAIFI Indicators
Distributor		SAIFI (interruptions)
	2016	2017	2018	2019	1Q19	1Q20	Var. %	ANEEL[1]
CPFL Energia	5.91	5.69	4.68	4.93	4.87	4.64	-4.7%	n.d
CPFL Paulista	5.00	4.94	4.03	4.38	4.16	4.15	-0.2%	6.32
CPFL Piratininga	3.97	4.45	3.87	4.34	4.31	3.93	-8.8%	5.68
RGE ²	8.44	7.68	6.10	6.25	6.27	5.93	-5.4%	8.35
CPFL Santa Cruz	6.25	5.13	5.09	4.25	4.84	3.85	-20.5%	7.64

Notes:

1)     ANEEL limit;

2)     Since 2019, the RGE and RGE Sul concessions have been unified, becoming a single distributor for the purpose of calculating technical indicators

The annualized figures of SAIDI and SAIFI in 1Q20 were lower than in 1Q19 (-9.6% in SAIDI and -4.7% in SAIFI) for the consolidated of the distributors. These results reflect maintenance actions and investments in improvements in the CPFL Energia group's distributors. Furthermore, the concession areas had a lower number of occurrences and bad weather if compared to 2019.

2.1.5) Delinquency

The ADA decreased by R$ 10 million (15.0%) in 1Q20 compared to 1Q19. In comparison to 4Q19, there was an increase of 46.4% (R$ 18 million). This increase was mainly due to the lower volume of negotiations, which totaled R$ 3 million in 1Q20 versus an amount of R$ 18 million in 4Q19.

In order to combat the advance in the level of defaults accentuated by the economic situation in the country in recent years, CPFL has intensified collection actions, highlighting:

  The CPFL Group executed 605 thousand suspensions in the energy supply due to non-payment, representing an increase of 30% if compared 1Q19 (464 thousand). In comparison to 4Q19, growth was 2%;
  Implementation of installments with a credit card offering greater convenience to the customer and mitigating the risk of default for the company. In line with CPFL's digitization strategy, in March 2020 this modality represented 23% of the installments made through digital channels;
  270,000 installments made for group B customers, of which 71% were made online.

2.2) Conventional and Renewable Generation

2.2.1) Installed Capacity

In 1Q20, the Generation installed capacity of CPFL Energia group, considering the proportional stake in each project, is of 4,304 MW.

Since the IPO in 2004, CPFL Energia has been expanding its portfolio and today has a capacity 4 times higher.

Installed Capacity (MW)

Note: Take into account CPFL Energia’s 99.94% stake in CPFL Renováveis. Source breakdown graphic does not consider 1 MW of Solar Generation of Tanquinho Plant.

2.2.2) Operational and under construction Projects

CPFL Geração's project portfolio of conventional generation segment (considering CPFL Energia's participation in each project) totals 2,173 MW of installed capacity in operation. The plants in operation comprise 8 HPPs (1,966 MW), 2 TPPs (182 MW), and 9 SHPPs (24 MW).

CPFL Geração - Portfolio
Em MW	HPP	TPP	SHPP	Total
In Operation	1,966	182	24	2,173

CPFL Renováveis' project portfolio (100% Stake) totals 2,133 MW of installed capacity in operation and 110 MW of capacity under construction. The plants in operation comprise 40 SHPPs (453 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric plants (370 MW) e 1 solar plant (1 MW). Still under construction 1 SHPP (28 MW) and 4 wind farms (82 MW).

Additionally, CPFL Renováveis has wind, solar and SHPP projects under development totaling 3,350 MW.

The table below illustrates the overall portfolio of assets (100% stake) in operation, construction and development, and their installed capacity:

CPFL Renováveis - Portfolio (100% Stake)
In MW	SHPP	Bio	Wind	Solar	Total
In Operation	453	370	1,309	1	2,133
In Construction	28	-	82	-	110
In Development	116	-	2,094	1,140	3,350
Total	597	370	3,485	1,141	5,593

Note: 1) Changes in the installed capacity of the projects in development from 2,904 MW to 3,350 MW were due to an increase in the capacity of existing projects.

SHPP Lucia Cherobim

SHPP Lucia Cherobim, a project located in the state of Paraná, is scheduled to start operating in 2024. Installed capacity is 28.0 MW and physical guarantee is 16.6 average MW. The energy was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R $ 200.92 / MWh - March 2020).

Gameleira Complex Wind Farms

The Gameleira Complex Wind Farms (Costa das Dunas, Figueira Branca, Farol de Touros and Gameleira), located in the state of Rio Grande do Norte, is scheduled to start operating in 2024. The installed capacity is 81.7 MW and the physical guarantee is 41.0 average MW. Part of the energy (12.0 average MW) was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R$ 95.07 / MWh – March 2020) and the rest was sold on the free market.

2.3) Commercialization

Number of Commercialization Consumer Units

In Mar-20, CPFL Brasil consumer units reached a total of 2,114, an increase of 27.4%.

2.4) Transmission

Operational Portfolio
Project	Location	RAP (R$ MM)	Capex (R$ MM)	Operation Start	Substation #	Lines (Km)
Piracicaba	SP	8.9	100	Apr/16	1	6.5
Morro Agudo	SP	10.8	100	Jun/17	1	1

In Construction Portolio
Project	Location	RAP (R$ MM)	Estimated Capex by Aneel (R$ MM)	Operation Start	Substation #	Lines (Km)
Maracanaú	CE	7.9	102	Mar/22	1	2
Sul I	SC	26.4	366	Mar/24	1	320
Sul II	RS	33.9	349	Mar/24	3	85

Notes: Base Date - Piracicaba (12/19/12) – Morro Agudo (06/01/14) – Maracanaú (06/28/18) – Sul I and II (12/20/18). RAP stands for Allowed Annual Revenue.

3) CPFL ENERGIA ECONOMIC-FINANCIAL PERFORMANCE

3.1) Economic-Financial Performance

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	1Q20	1Q19	Var.
Gross Operating Revenue	10,879	10,788	0.8%
Net Operating Revenue	7,282	7,127	2.2%
Revenue from building the infrastructure	496	415	19.4%
Net Operating Revenue (ex-rev. from infrastructure)	6,786	6,712	1.1%
Cost of Electric Power	(4,341)	(4,484)	-3.2%
Contribution Margin	2,445	2,228	9.7%
PMSO	(789)	(755)	4.5%
Other Operating Costs & Expenses	(967)	(848)	14.1%
Equity Income	85	86	-0.7%
EBITDA[1]	1,696	1,531	10.8%
Financial Income (Expense)	121	(220)	-
Income Before Taxes	1,390	906	53.4%
Net Income	904	570	58.5%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

CPFL Energia - Key financial indicators by business segment (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Others	Eliminations	Consolidated
1Q20
Contribution margin	1,826	263	312	159	(116)	2,445
EBITDA[1]	1,137	323	223	14	-	1,696
Financial results	206	(27)	(73)	15	-	121
Net Income	728	208	(29)	(3)	-	904

1Q19
Contribution margin	1,644	240	281	187	(124)	2,228
EBITDA[1]	980	304	192	56	-	1,531
Financial results	(60)	(44)	(112)	(5)	-	(220)
Net Income	465	184	(93)	14	-	570

Variation (%)
Contribution margin	11.1%	9.5%	11.2%	-15.0%	-6.3%	9.7%
EBITDA[1]	16.0%	6.3%	16.0%	-75.4%	-	10.8%
Financial results	-	-38.4%	-34.9%	-	-	-
Net Income	56.6%	12.8%	-68.3%	-	-	58.5%

Notes: (1) The analysis by business segment is presented in chapter 5; (2) The breakdown of economic-financial performance by business segment is presented in annex 6.4.

Non-cash effects, extraordinary items and others

We highlight below the non-cash effects, extraordinary items and others of greater relevance observed in the periods analyzed, as a way to facilitate the understanding of the variations in Company's results.

EBITDA effects - R$ million	1Q20	1Q19
Adjustments in the concession financial assets (VNR)	139	64
Legal and judicial expenses	(38)	(32)
Assets write-off	(30)	(18)
Other extraordinary items:
CPFL Santa Cruz - PIS/Cofins over ICMS	-	34

Financial results effects - R$ million	1Q20	1Q19
Mark-to-market (MTM)	257	(3)

Operating Revenue

In 1Q20, gross operating revenue reached R$ 10,879 million, representing an increase of 0.8% (R$ 91 million). Net operating revenue reached R$ 7,282 million in 1Q20, registering an increase of 2.2% (R$ 155 million).

The breakdown of net operating revenue by business segment is presented in the table below:

Net Operating Revenue (R$ Milhões)
	1Q20	1Q19	Var.
Distribution	6,103	5,936	2.8%
Conventional Generation	300	269	11.3%
Renewable Generation	385	334	15.1%
Commercialization	718	760	-5.6%
Services	152	146	4.4%
Elimination and Others	(375)	(318)	17.7%
Total	7,282	7,127	2.2%

For further details about the revenue variation by segment, see chapter 5 – Performance of Business Segments.

Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	1Q20	1Q19	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	910	657	38.4%
PROINFA	69	105	-34.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	3,083	3,572	-13.7%
PIS and COFINS Tax Credit	(358)	(382)	-6.3%
Total	3,704	3,953	-6.3%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	563	498	12.9%
Itaipu Transmission Charges	70	67	4.8%
Connection Charges	40	47	-14.8%
Charges for the Use of the Distribution System	11	13	-17.8%
ESS / EER	18	(41)	-
PIS and COFINS Tax Credit	(64)	(53)	20.3%
Total	637	531	20.0%

Cost of Electric Energy	4,341	4,484	-3.2%

Cost of Electric Power Purchased for Resale

In 1Q20, the cost of electric power purchased for resale reached R$ 3,704 million, an increase of 6.3% (R$ 249 million), mainly due to:

(i)      Decrease of 13.7% in energy purchased in auctions, bilateral contracts and spot market (R$ 490 million), due to the lower volume of purchased energy (-2.8%) and the decrease in the average purchase price (-11.2%);

Partially offset by the:

(ii)          Increase of 38.4% in Itaipu cost (R$ 253 million), due to exchange variation, which raised the average purchase price in 38.4%.

Volume of purchased energy (GWh)	1Q20	1Q19	Var.
Energy from Itaipu Binacional	2,721	2,720	0.0%
PROINFA	252	257	-1.7%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	16,446	16,915	-2.8%
Total	19,419	19,892	-2.4%

Average price (R$/MWh)	1Q20	1Q19	Var.
Energy from Itaipu Binacional	334.39	241.63	38.4%
PROINFA	274.14	408.60	-32.9%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	187.44	211.18	-11.2%
Total	190.73	198.70	-4.0%

Charges for the Use of the Transmission and Distribution System

In 1Q20, charges for the use of the transmission and distribution system reached R$ 637 million, an increase of 20.0% (R$ 106 million), of which R$ 59 million in sector charges (ESS/EER) and R$ 58 million in connection and transmission charges (national grid, Itaipu transmission, connection and usage of the distribution system), partially offset by PIS/Cofins tax credit (R$ 11 million).

Contribution margin

In 1Q20, contribution margin reached R$ 2,445 million, an increase of 9.7% (R$ 217 million). This result mainly reflects the good performance of the Distribution segment.

PMSO

PMSO (R$ million)
	1Q20	1Q19	Variation
			R$ MM	%
Personnel	(354)	(348)	(6)	1.8%
Material	(74)	(67)	(7)	10.8%
Outsourced Services	(171)	(165)	(6)	3.5%
Other Operating Costs/Expenses	(190)	(175)	(15)	8.6%
Allowance for doubtful accounts	(58)	(69)	11	-15.7%
Legal and judicial expenses	(38)	(32)	(5)	17.1%
Others	(95)	(75)	(20)	27.3%
Total Reported PMSO	(789)	(755)	(34)	4.5%

PMSO reached R$ 789 million in 1Q20, an increase of 4.5% (R$ 34 million), due to the following factors:

   (i)        Increase of 68.4% (R$ 12 million) in assets write-off, mainly in RGE, due to an increase in maintenance jobs in the grid of RGE Sul, which was also favored by the lower volume of rain, which it enabled an intensification in the pace of these works;

  (ii)        Increase of 26.4% (R$ 6 million) in expenses with grid and substation maintenance, related to Capex efforts;

 (iii)        Decrease of 17.1% (R$ 5 million) in legal and judicial expenses;

Partially offset by:

 (iv)        Decrease of 15.7% (R$ 17 million) in allowance for doubtful accounts, reflecting the efforts to fight delinquency, with the increase in power cuts, in addition to negotiations with hospitals and other public institutions, which were combined to energy efficiency projects, aiming to avoid future defaults;

  (v)        Other items with a variation of 3.5% (R$ 21 million), in line with inflation (IPCA of 3.30% and IGP-M of 6.81%).

Other operating costs and expenses

Other operating costs and expenses
	1Q20	1Q19	Var.
Costs of Building the Infrastructure	495	415	19.2%
Private Pension Fund	45	28	61.4%
Depreciation and Amortization	427	404	5.6%
Total	968	848	14.1%

EBITDA

In 1Q20, EBITDA reached R$ 1,696 million, registering an increase of 10.8% (R$ 165 million), mainly reflecting the good performance of the Distribution segment; the segments of conventional and renewable generation also presented positive variations.

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	1Q20	1Q19	Var.
Net Income	904	570	58.5%
Depreciation and Amortization	427	405	5.5%
Financial Result	(121)	220	-
Income Tax / Social Contribution	486	336	44.6%
EBITDA	1,696	1,531	10.8%

Financial Result

Financial Result (R$ Million)
	1Q20	1Q19	Var.
Revenues	438	207	112.2%
Expenses	(317)	(427)	-25.6%
Financial Result	121	(220)	-

In 1Q20, net financial revenue was of R$ 121 million, a variation of R$ 341 million if compared to the net financial expense observed in 1Q19. The items explaining this variation are as follows:

(i)           Variation of R$ 260 million in the mark-to-market (non-cash effect). This significant variation was mainly due to the high level of new funds raised (R$ 2.9 billion) in foreign currency, with swap to CDI, in the beginning of the year, at an average cost of CDI + 0.80%, right before a relevant deterioration of credit market conditions as a result of the economic crisis generated by covid-19;

(ii)          Reduction of 21.7% (R$ 67 million) in the expenses with the net debt (debt charges net of income from financial investments), reflecting the reduction in interest rate (CDI) and the lower net indebtedness (for further details, see item 3.2.1 – Debt IFRS).

(iii)         Positive variation of R$ 14 million in other financial revenues/expenses.

Income Tax and Social Contribution

In 1Q20, Income Tax and Social Contribution recorded an increase of 44.6% (R$ 150 million), mainly explained by the variation on Income before Taxes. The effective tax rate, that was 37.1% in 1Q19, went to 35.0% in 1Q20.

Net Income

Net income was of R$ 904 million in 1Q20, registering an increase of 58.5% (R$ 334 million). In addition to a good EBITDA performance, the gain recorded in financial results due to the mark-to-market of debts also contributed to this result.

3.2) Indebtedness

3.2.1) Debt (IFRS)

On March 31st, 2020, the financial debt of the CPFL Group was R$ 22.6 billion, a variation of +7.1% compared to the last quarter; the total financial debt was of R$ 20.3 billion.

Note: includes the mark-to-market (MTM) effect and borrowing costs.

Debt Profile – IFRS

The CPFL Group constantly seek to mitigate any possibility of market fluctuations risk and, because of these, a share of its debts portfolio, around R$ 7 billion, have hedge operations. Considering, for instance, foreign loans, which represents almost 34% of the total debts (IFRS criteria), it was contracted swap operations, aiming foreign exchange protection as well as the rate linked to the contract.

Indexation After Hedge

1Q19 vs. 1Q20

Note: Considering the foreign loan debts (34.4% in the 1Q120), it is contracted swap operations, aiming the protection of the foreign exchange and the rate fluctuations linked to the contract.

Net Debt in IFRS criteria

IFRS | R$ Million	1Q20	1Q19	Var. %
Financial Debt (including hedge)	(20,252)	(19,891)	1.8%
(+) Available Funds	5,570	3,441	61.9%
(=) Net Debt	(14,682)	(16,450)	-10.7%

Debt by segment (R$ Million – IFRS)

Notes:

1)   The Generation segment considers CPFL Geração, Ceran and CPFL Transmissão Piracicaba; Service segment considers CPFL Serviços and CPFL Eficiência Energética.

2)   Considers only the debt’s notional and derivatives.

Debt Amortization Schedule in IFRS (Mar-20)

The Group CPFL constantly evaluates market opportunities to close deals that goes along with the company’s strategies and policies. Thus, due to CPFL's broad access to several kinds of fundraising in the market, both national and international, the group's debt portfolio is composed by different modalities and instruments.

The cash position at the end of 1Q20 had a coverage ratio of 1.78x the amortizations of the next 12 months, which allows the CPFL Group to honor the amortization commitments until Mar-21. The average amortization term based on this schedule is of 3.15 years.

The debt amortization schedule of the financial debt below considers only the notional of the debts and derivatives.

Note: Considers only the notional and hedge of the debt. In order to reach the financial result of R$ 20,252 million, should be included charges and the mark-to-market (MTM) effect and cost with funding.

Gross Debt Cost¹ in IFRS criteria

Note: the calculation considers the average cost in the end of the period, since it better reflects the interest rate variations.

Ratings

The following table shows the corporate ratings of CPFL Energia.

Ratings of CPFL Energia - Corporate Credit
Agency	Scale	Rating	Perspective
Standard & Poor's	Brazilian	brAAA	Stable
Fitch Ratings	Brazilian	AAA(bra)	Stable
Moody's	Brazilian	Aaa.br	Stable
	Global	Ba1

3.2.2) Debt in Financial Covenants Criteria

Indexation and Debt Cost in Financial Covenants Criteria

Indexation¹ after Hedge²

1Q19 vs. 1Q20

1) The total amount considers a proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA.

2) For debts contracted in foreign currency (33.4% of total), swap operations were contracted, aiming the protection of the foreign exchange and the rate fluctuations linked to the contract.

Net Debt in Financial Covenants Criteria and Leverage

In the end of the 1Q20, the Proforma Net Debt totaled R$ 15,114 million, an increase of 1.4% compared to net debt position at the end of 1Q19, of R$ 14,902 million.

Covenant Criteria (*) - R$ Million	1Q20	1Q19	Var.%
Financial Debt (including hedge)1	(20,919)	(18,048)	15.9%
(+) Available Funds	5,804	3,145	84.5%
(=) Net Debt	(15,114)	(14,902)	1.4%
EBITDA Proforma2	6,846	5,515	24.1%
Net Debt / EBITDA	2.21	2.70	-18.3%

1) The total amount considers a proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA. 2) Proforma EBITDA in the financial covenants criteria: adjusted according CPFL Energia’s stake in each of its subsidiaries.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt and the EBITDA are adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries.

Considering that, the Proforma Net Debt totaled R$ 15,114 million and Proforma EBITDA in the last 12 months reached R$ 6,846 million, the ratio Proforma Net Debt / EBITDA at the end of 1Q20 reached 2.21x.

Leverage in Financial covenants criteria - R$ billion

3.3) Investments

3.3.1) Actual Investments

Investments (R$ Million)
Segment	1Q20	1Q19	Var.
Distribution	454	404	12.5%
Generation - Conventional	1	1	-29.5%
Generation - Renewable	30	33	-8.7%
Commercialization	6	1	955.4%
Services and Others[2]	18	7	135.8%
Transmission[1]	8	0	14210.6%
Total	516	445	15.9%

Note:

1) Transmission – Transmission assets do not have fixed assets, the figures in this table is the addition of concession financial assets.

2) Others – basically refers to assets and transactions that are not related to the listed segments.

In 1Q20, the investments were R$ 516 million, an increase of 15.9%, compared to R$ 445 million registered in 1Q19. We highlight investments made by CPFL Energia in the Distribution segment, in the amount of R$ 454 million, mainly intended for expansion, modernization and maintenance of electrical system.

3.3.2) Investment Guidance

On November 29, 2019, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2020 Annual Budget and 2021/2024 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Committee.

Investments Guidance (R$ million)1

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations (among other items financed by consumers);

3) Conventional + Renewable.

4) STOCK MARKETS

4.1) Stock Performance

CPFL Energia is listed in B3 (Novo Mercado), segment with the highest levels of corporate governance.

B3
Date	CPFE3 (R$)	IEE	IBOV
03/31/2019	R$ 26.87	57,651	73,020
12/31/2019	R$ 35.55	76,627	115,645
03/31/2018	R$ 30.48	57,449	95,415
QoQ	-24.4%	-24.8%	-36.9%
YoY	-11.8%	0.4%	-23.5%

On March 31st 2020, CPFL Energia’s shares were at R$ 26.87, a depreciation of 24.4% in the quarter. Considering the variation in the last 12 months, shares presented a devaluation of 11.8%. This devaluation reflects the greater risk aversion observed in the worldwide due to the progress of the Covid-19 pandemic. This is shown by the variation in IEE and IBOV, which were -24.8% and -36.9%, respectively, in the same period.

4.2) Daily Average Volume

The daily average volume trading in 1Q20 was R$ 105.4 million, representing an increase of 367.4% if compared to 1Q20. The number of deals performed in B3 increased by 411.0%.

Note: For the NYSE daily average trading volume, it was considered the volume until 01/27/2020, the date on which the ADR were suspended in NYSE, as a result of the process of delisting in this stock exchange.

5) PERFORMANCE OF BUSINESS SEGMENTS

5.1) Distribution Segment

5.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	1Q20	1Q19	Var.
Gross Operating Revenue	9,549	9,446	1.1%
Net Operating Revenue	6,103	5,936	2.8%
Cost of Electric Power	(3,788)	(3,877)	-2.3%
Operating Costs & Expenses	(1,389)	(1,271)	9.2%
EBIT	926	788	17.6%
EBITDA(1)	1,137	980	16.0%
Financial Income (Expense)	206	(60)	-
Income Before Taxes	1,132	728	55.5%
Net Income	728	465	56.6%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Sectoral Financial Assets and Liabilities

On March 31st, 2020, the balance of sectoral financial assets and liabilities was positive in R$ 538 million. If compared to December 31st, 2019, there was a reduction of R$ 456 million, as demonstrated in the chart below:

The variation in this balance was due to the constitution of a liability of R$ 141 million, mainly due to lower costs with electric power and a reduction in sector charges. Furthermore, there was an amortization of R$ 322 million, mainly favored by the tariff readjustments. The monetary adjustment of assets and liabilities totaled R$ 8 million.

Operating Revenue

Operating Revenue
	1Q20	1Q19	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	8,713	8,567	1.7%
Short-term Electric Energy	228	243	-6.2%
Revenue from Building the Infrastructure of the Concession	488	415	17.5%
Sectoral Financial Assets and Liabilities	(463)	(324)	43.1%
CDE Resources - Low-income and Other Tariff Subsidies	376	429	-12.4%
Adjustments to the Concession's Financial Asset	139	64	114.9%
Other Revenues and Income	102	84	22.5%
Compensatory Fines (DIC/FIC)	(32)	(32)	2.4%
Total	9,549	9,446	1.1%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,775)	(1,740)	2.0%
PIS and COFINS Taxes	(819)	(794)	3.2%
CDE Sector Charge	(941)	(998)	-5.7%
R&D and Energy Efficiency Program	(55)	(55)	-0.6%
PROINFA	(47)	(39)	21.1%
Tariff Flags and Others	198	122	61.9%
Others	(7)	(7)	11.9%
Total	(3,447)	(3,510)	-1.8%

Net Operating Revenue	6,103	5,936	2.8%

In 1Q20, gross operating revenue amounted to R$ 9,549 million, an increase of 1.1% (R$ 103 million), due to the following factors:

•        Increase of 1.7% (R$ 146 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies in the period between 1Q19 and 1Q20 (average increase of 8.66% in CPFL Paulista in in April-19, of 8.63% in RGE and 1.72% in RGE Sul in June-19); (ii) the increase of 0.7% in the load in the concession area; on the other hand there was (iii) a tariff review with negative average readjustment in the consumer perception of 7.80% at CPFL Piratininga;

•        Increase of 114,9% (74 million) in the adjustments to the Concession´s Financial Asset;

•        Increase of 17.5% (R$ 73 million) in revenue from building the infrastructure of the concession, which has its counterpart in the same amount in operational costs;

•        Increase of 34.7% (R$ 18 million) in the others items of Revenue;

Partially offset by:

•        Increase of 43.1% (R$ 139 million) in the accounting of Sectoral Financial Assets/Liabilities;

•        Decrease of 12.4% (R$ 53 million) in tariff subsidies (CDE);

•        Decrease of R$ 6.2% (R$ 15 million) in Short-term Electric Energy due to a lower spot price (PLD).

Deductions from the gross operating revenue were R$ 3,447 million in 1Q20, representing a decrease of 1.8% (R$ 63 million), due to the following factors:

•        Increase of 61.9% (R$ 76 million) in tariff flags approved by CCEE;

•        Decrease of 5.7% (R$ 57 million) at CDE due to the reduction of the CDE quota, mainly due to the termination of ACR account loans;

Partially offset by the following factors:

•        Increase of 2.4% (R$ 61 million) in taxes (ICMS and PIS/Cofins);

•        Increase of 8.6% (R$ 9 million) in the others items.

Net operating revenue reached R$ 6,103 million in 1Q20, representing an increase of 2.8% (R$ 166 million).

Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	1Q20	1Q19	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	910	657	38.4%
PROINFA	69	105	-34.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	2,504	2,932	-14.6%
PIS and COFINS Tax Credit	(307)	(324)	-5.1%
Total	3,176	3,370	-5.8%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	542	479	13.1%
Itaipu Transmission Charges	70	67	4.8%
Connection Charges	39	45	-14.8%
Charges for the Use of the Distribution System	6	9	-26.1%
ESS / EER	18	(41)	-
PIS and COFINS Tax Credit	(62)	(52)	20.7%
Total	612	507	20.7%

Cost of Electric Energy	3,788	3,877	-2.3%

Cost of Electric Power Purchased for Resale

In 1Q20, the cost of electric Power Purchased for Resale amounted to R$ 3,176 million, representing a decrease of 5.8% (R$ 194 million), due to a:

•        Decrease of 14.6% (R$ 428 million) in cost of energy purchased in the regulated environment, bilateral contracts and short term, due to a decrease in the volume of purchased energy and in the average purchase price;

•        Decrease of 34.1% (R$ 36 million) in Proinfa, due to a decrease in the volume of purchased energy and in the average purchase price;

Partially offset by:

•        Increase of 38.4% (R$ 253 million) in Itaipu cost, due to the increase in the average purchase price due to the exchange rate variation;

•        Decrease of 5.1% (R$ 16 million) in PIS and COFINS tax credit.

Volume of purchased energy (GWh)	1Q20	1Q19	Var.
Energy from Itaipu Binacional	2,721	2,720	0.0%
PROINFA	252	257	-1.7%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	11,976	12,435	-3.7%
Total	14,950	15,412	-3.0%

Average price (R$/MWh)	1Q20	1Q19	Var.
Energy from Itaipu Binacional	334.39	241.63	38.4%
PROINFA	274.14	408.60	-32.9%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	209.12	235.78	-11.3%
Total	212.46	218.67	-2.8%

Charges for the Use if the Transmission and Distribution System

In 1Q20, the charges for the use of the transmission and distribution system reached R$ 612 million, representing an increase 20.7% (R$ 105 million). The variation was mainly due to the increase of R$ 59 million in sector charges (ESS/EER) and R$ 57 million in connection and transmission charges (Basic Network Charges, Itaipu Transmission Charges, Connection and Use of the Distribution System) partially offset by  PIS and COFINS tax credit (R$ 11 million).

Operating Costs and Expenses

Operating costs and expenses reached R$ 1,389 million in 1Q20, an increase of 9.2% (R$ 117 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	1Q20	1Q19	Variation
			R$ MM	%
Personnel	(229)	(226)	(3)	1.1%
Material	(45)	(46)	1	-1.9%
Outsourced Services	(200)	(207)	6	-3.1%
Other Operating Costs/Expenses	(171)	(158)	(13)	8.4%
Allowance for doubtful accounts	(58)	(68)	10	-15.0%
Legal and judicial expenses	(33)	(31)	(2)	7.9%
Others	(80)	(59)	(21)	36.0%
Total Reported PMSO	(645)	(637)	(9)	1.3%

In 1Q20, PMSO reached R$ 645 million, a decrease of 1.3% (R$ 9 million) due to:

           (i)        Increase of 79.4% (R$ 13 million) in assets write-off, mainly in RGE, due to the increase in maintenance jobs in the grid of RGE Sul, which was also favored by lower volume of rain, which it enabled an intensification in the pace of these works;

          (ii)        Increase of 26.4% (R$ 6 million) in expenses with grid and substation maintenance, related to Capex efforts;

         (iii)        Increase of 7.9% (R$ 2 million) in legal and judicial expenses;

Partially offset by:

           (i)        Decrease of 15.0% (R$ 10 million) in allowance for doubtful accounts, reflecting the efforts to fight delinquency, with the increase in power cuts, in addition to negotiations with hospitals and other public institutions, which were combined to energy efficiency projects, aiming to avoid future defaults;

          (ii)        Others items with a negative variation of -0.6% (R$ 3 million), below the inflation for the period.

Other operating costs and expenses

Other operating costs and expenses
	1Q20	1Q19	Var.
Costs of Building the Infrastructure	488	415	17.5%
Private Pension Fund	45	28	61.0%
Depreciation and Amortization	197	178	10.6%
Total	729	621	17.5%

EBITDA

EBITDA totaled R$ 1,137 million in 1Q20, an increase of 16.0% (R$ 157 million), mainly favored by the positive effects of: (i) tariff adjustments between 1Q19 and 1Q20 combined with a good market performance in the period; (ii) increase in the Adjustments to the Concession's Financial Asset; (iii) gain of PIS/Cofins on ICMS at CPFL Santa Cruz in 1Q19; and (iv) a lower ADA.

Conciliation of Net Income and EBITDA (R$ million)
	1Q20	1Q19	Var.
Net income	728	465	56.6%
Depreciation and Amortization	211	192	9.8%
Financial Results	(206)	60	-
Income Tax /Social Contribution	404	263	53.5%
EBITDA	1,137	980	16.0%

Financial Result

Financial Result (R$ Million)
	1Q20	1Q19	Var.
Revenues	388	145	167.0%
Expenses	(182)	(205)	-11.3%
Financial Result	206	(60)	-

In 1Q20, the net financial result recorded a net financial expense of R$ 206 million, compared to a net financial expense of R$ 60 million in 1Q19. The items that explain this variation are:

           (i)        Variation of R$ 259 million in market to market (non-cash effect). This significant variation was mainly due to the high level of new funds raised (R$ 2.6 billion) in foreign currency, with swap to CDI, in the beginning of the year, at an average cost of CDI + 0.80%, right before a relevant deterioration of credit market conditions as a result of the economic crisis generated by covid-19;

          (ii)        Increase of 23.9% (R$ 21 million) in late payment interest and fines;

         (iii)        Decrease of 12.5% (R$ 20 million) in the expenses with net debt due to the fall in the interest rate (CDI);

Partially offset by:

(i)           Increase of 72.4% (R$ 20 million) in sectoral financial assets update;

(ii)          Variation of R$ 14 million in others items of financial revenues and expenses.

Net Income

Net Income totaled R$ 728 million in 1Q20, an increase of 56.6% (R$ 263 million). In addition to the good performance of EBITDA, the gain recorded in the financial result due to the mark-to-market of debts also contributed to this result.

5.1.2) Tariff Events

Reference dates

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle	Tariff Process Dates
CPFL Piratininga	Every 4 years	October 2023	6th PTRC	October 23rd
CPFL Santa Cruz	Every 5 years	March 2021	5th PTRC	March 22nd
CPFL Paulista	Every 5 years	April 2023	5th PTRC	April 8th
RGE	Every 5 years	June 2023	5th PTRC	June 19th

Annual tariff adjustments and periodic tariff reviews in 2019 and 2020

Annual Tariff Adjustments (ATAs)					Periodic tariff reviews (PTRs)
	RGE	RGE Sul	CPFL Santa Cruz	CPFL Paulista	CPFL Piratininga
Ratifying Resolution	2,557		2,522	2,526	2,627
Adjustment	10.05%		10.71%	14.90%	1.88%
Parcel A	-2.16%		4.79%	5.83%	-6.64%
Parcel B	2.21%		-1.59%	0.26%	1.24%
Financial Components	10.00%		7.51%	8.80%	7.28%
Effect on consumer billings	8.63%	1.72%	0.20%	6.05%	-7.80%
Date of entry into force	06/19/2019		03/22/2020	8/4/2020	10/23/2019

5.2) Commercialization and Services Segments

Economic-Financial Performance

Consolidated Income Statement - Commercialization (R$ Million)
	1Q20	1Q19	Var.
Net Operating Revenue	718	760	-5.6%
EBITDA(1)	0	31	-98.6%
Net Income	6	15	-61.1%

Consolidated Income Statement - Services (R$ Million)
	1Q20	1Q19	Var.
Net Operating Revenue	152	146	4.4%
EBITDA(1)	28	36	-20.6%
Net Income	17	23	-27.8%

Note:

(1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

5.3) Conventional Generation Segment

Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ Million)
	1Q19	1Q18	Var.
Gross Operating Revenue	332	301	10.4%
Net Operating Revenue	300	269	11.3%
Cost of Electric Power	(29)	(29)	0.0%
Operating Costs & Expenses	(63)	(52)	20.7%
EBITDA(1)	296	304	-2.7%
Equity Income	85	86	-0.7%
Net Income	208	184	12.8%

Note (1): EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 1Q20, the Gross Operating Revenue reached R$ 332 million, an increase of 10.4% (R$ 31 million). The Net Operating Revenue was of R$ 300 million, an increase of 11.3% (R$ 31 million).

The main factors that affected the net operating revenue were:

  Increase of R$ 22 million in the revenue with Power Supply, mainly due to contracts readjustment  in CPFL Geração and Ceran;
  Increase of R$ 8 million in the Infrastructure Construction Revenue, related to the beginning of the construction of transmission lines and substations; this revenue has counterpart in operating costs;
  Increase of 16% (R$ 2 million) in other operating revenues, due to the Baesa agreement and the increase in the revenue of the transmission projects in operation;

These effects were partially offset by:

  Increase of 9.3% (R$ 3 million) of PIS/COFINS.

Cost of Electric Power

In 1Q20, the cost of electricity reached R$ 29 million, maintaining the level of the same period in 2019.

Operating Costs and Expenses

The Operating Costs and Expenses were R$ 63 million in the 1Q20, a 20.7% change (R$ 11 million).

The factors that explain these costs were:

PMSO

PMSO (R$ million)
	1Q20	1Q19	Variation
			R$ MM	%
PMSO
Personnel	11	8	3	39.1%
Material	1	1	(0)	-7.3%
Outsourced Services	6	6	0	8.0%
Other Operating Costs/Expenses	7	7	(0)	-3.3%
GSF Risk Premium	2	2	0	2.6%
Others	5	5	(0)	-6.1%
Total PMSO	25	22	3	36.5%

The PMSO reached R$ 25 million in the 1Q20, registering an increase of 36.5% compared to the 1Q19. This result is essentially explained by the increase in Personnel (R$ 3 million), due to a higher headcount and the effects of the collective bargaining agreement.

Other operating costs and expenses

Other operating costs and expenses
	1Q20	1Q19	Var.
Costs with Infraestructure Construction	(7)	(0)	-
Private Pension Fund	(1)	(0)	83.8%
Depreciation and Amortization	(27)	(27)	0.2%
Total	(35)	(28)	27.1%

Equity Income

Equity Income (R$ Million)
	1Q20	1Q19	Var. %
Projects
Barra Grande HPP	(0)	3	-
Campos Novos HPP	35	30	13.4%
Foz do Chapecó HPP	33	30	10.7%
Epasa TPP	18	22	-18.8%
Total	85	86	-0.7%

Note: Disclosure of interest in subsidiaries is made in accordance with IFRS 12 and CPC 45.

In 1Q20, the result of the Equity Income was R$ 85 million, a reduction of 0.7% (R$ 1 million).

Equity Income (R$ Million)
BARRA GRANDE	1Q20	1Q19	Var. %

Net Revenue	14	14	-2.8%
Operating Costs / Expenses	(8)	(6)	26.2%
Deprec. / Amortization	(3)	(3)	-0.7%
Net Financial Result	(4)	(0)	-
Income Tax	(0)	(2)	-96.7%
Net Income	(0)	3	-

Equity Income (R$ Million)
CAMPOS NOVOS	1Q20	1Q19	Var. %

Net Revenue	79	68	16.3%
Operating Costs / Expenses	(18)	(12)	53.2%
Deprec. / Amortization	(6)	(6)	0.0%
Net Financial Result	(2)	(4)	-34.7%
Income Tax	(18)	(16)	13.2%
Net Income	35	30	13.4%

Equity Income (R$ Million)
FOZ DO CHAPECO	1Q20	1Q19	Var. %

Net Revenue	117	108	8.2%
Operating Costs / Expenses	(29)	(29)	2.4%
Deprec. / Amortization	(16)	(16)	1.3%
Net Financial Result	(22)	(18)	23.9%
Income Tax	(17)	(15)	13.4%
Net Income	33	30	10.7%

Equity Income (R$ Million)
EPASA	1Q20	1Q19	Var. %

Net Revenue	38	105	-63.8%
Operating Costs / Expenses	(10)	(71)	-86.0%
Deprec. / Amortization	(5)	(5)	-0.1%
Net Financial Result	(1)	(2)	-49.8%
Income Tax	(4)	(5)	-14.6%
Net Income	18	22	-18.8%

The main factors that explain these variations:

Barra Grande:

In 1Q20, the net revenue remained stable (-2.8%), while there was also an increase in operational costs (26.2%) due to the higher short-term energy purchased. The decrease in the financial result was due to higher expenses with UBP, impacted by IGP-M variation.

Campos Novos:

In 1Q20, there was an increase of 16.3% in net revenue, mainly due to seasonality of the contracts and annual readjustments, partially offset by the increase of 53.2% in operating costs and expenses, due to higher short-term energy purchased. In the financial result, there was a decrease of 34.7% due to lower expenses with debt, partially offset by higher expenses with UBP (IGP-M variation).

Foz do Chapecó:

In 1Q20, there was an increase of 8.2% in the net revenue, mainly due to the seasonality of the contracts and annual readjustments. In the financial result, there was an increase of 23.9% due to higher expanses with UBP reflecting IGP-M and IPCA variations in the period, partially offset by of lower expenses with debt.

Epasa:

In 1Q20, there was a lower volume of generation, affecting net revenues and operating costs, partially offset by the overhaul in 1Q19.

EBITDA

In 1Q20, the EBITDA was of R$ 323 million, a decrease of 6.3% (R$ 19 million), largely explained by contracts readjustment and partially offset by the Epasa’s performance.

Conciliation of Net Income and EBITDA (R$ million)
	1Q20	1Q19	Var.
Net Income	208	184	12.8%
Depreciation and Amortization	30	30	-0.3%
Financial Result	27	44	-38.4%
Income Tax /Social Contribution	58	46	27.4%
EBITDA	323	304	6.3%

Financial Result

Financial Result (IFRS - R$ Million)
	1Q20	1Q19	Var.
Financial Revenues	11	10	13.6%
Financial Expenses	(39)	(54)	-28.7%
Financial Result	(27)	(44)	-38.4%

In 1Q20, the financial result was a net financial expense of R$ 27 million, a reduction of 38.4% (R$ 17 million) compared to 1Q19. This variation was due to lower expenses with net debt (R$ 16 million) and other items (R$ 1 million).

Net Income

In 1Q20, the net income was R$ 208 million, an increase of 12.8% (R$ 24 million).

5.4) CPFL Renováveis

Economic-Financial Performance

Consolidated Income Statement - CPFL RENOVÁVEIS (R$ Million)
	1Q20	1Q19	Var.
Gross Operating Revenue	410	354	16.0%
Net Operating Revenue	385	334	15.1%
Cost of Electric Power	(72)	(53)	35.3%
Operating Costs & Expenses	(252)	(249)	1.2%
EBIT	60	31	90.8%
EBITDA[1]	223	192	16.0%
Financial Income (Expense)	(73)	(112)	-34.9%
Income Before Taxes	(13)	(80)	-84.2%
Net Income	(29)	(93)	-68.3%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 1Q20, Gross Operating Revenue reached R$ 410 million, representing an increase of 16.0% (R$ 56 million). Net Operating Revenue reached R$ 385 million, representing an increase of 15.1% (R$ 50 million). These variations are mainly explained by the following factors:

SHPPs Source:

•        Increase of R$ 47 million in revenue from SHPPs, mainly due to the different strategy of seasonal adjustment of physical guarantee in the agreements between the periods, partially offset by the GSF exposure.

Biomass Source:

•        Increase of R$ 17 million in biomass revenue, mainly due to the strategy of contract seasonalization (higher in 1Q20) and the higher generation.

Wind Source and Holding Company:

•        Reduction of R$ 14 million in revenue from wind farms and the Holding Company, mainly due to the lower generation of wind complexes, partially offset by hedge operations settled at the PLD price.

Cost of Electric Power

Cost of Electric Energy (R$ Million)
	1Q20	1Q19	Var.
Cost of Electric Power Purchased for Resale	(46)	(29)	58.8%
Charges for the Use of the Transmission and Distribution System	(26)	(24)	6.8%
Financial Result	(72)	(53)	35.3%

In 1Q20, Cost of Electric Energy totaled R$ 72 million, representing an increase of 35.3% (R$ 19 million). Energy purchase cost totaled R$ 46 million in 1Q20, an increase of 58.8% (R$ 17 million), mainly due to the higher energy volume purchased for hedge operations. Cost of charges for the use of the system totaled R$ 26 million in 1Q20, an increase of 6.8% (R$ 2 million), mainly due to the price adjustments in connection charges, as well as the distribution and transmission system use and connection tariffs.

Operating Costs and Expenses

Operating Costs and Expenses reached R$ 252 million in 1Q20, compared to R$ 249 million in 1Q19, representing an increase of 1.2% (R$ 3 million). The factors that explain these variations follow:

PMSO

Reported PMSO (R$ million)
	1Q20	1Q19	Variation
			R$ MM	%
Reported PMSO
Personnel	(26)	(26)	0	-1.6%
Material	(8)	(4)	(4)	94.4%
Outsourced Services	(45)	(45)	0	-0.5%
Other Operating Costs/Expenses	(10)	(13)	2	-19.0%
Total Reported PMSO	(90)	(89)	(1)	1.0%

The PMSO item reached R$ 90 million in 1Q20, compared to R$ 89 million in 1Q19, an increase of 1.0% (R$ 1 million).

Other operating costs and expenses

Other operating costs and expenses, represented by Depreciation and Amortization accounts, reached R$ 163 million in 1Q20, increase of 1.3% (R$ 2 million).

EBITDA

In 1Q20, EBITDA was of R$ 223 million, compared to R$ 192 million in 1Q19, an increase of 16.0% (R$ 31 million). This result is mainly due to: (i) the different strategy of seasonal adjustment of physical guarantee in the agreements, between the periods, in the SHPPs (R$ 54 million); (ii) the strategy of contract seasonalization (higher in 1Q20) and the higher generation in biomass plants (R$ 15 million); and (iii) inflation over energy contracts (R$ 12 million). These items were partially offset by the GSF exposure (SHPPs) (R$ 29 million) and the lower generation of wind complexes (R$ 25 million).

EBITDA and Net Income conciliation (R$ million)
	1Q20	1Q19	Var.
Net Income	(29)	(93)	-68.3%
De preciation and Amortization	163	161	1.3%
Financial Result	73	112	-34.9%
Income Tax / Social Contribution	17	13	31.6%
EBITDA	223	192	16.0%

Financial Result

Financial Result (R$ Million)
	1Q20	1Q19	Var.
Revenues	28	49	-42.8%
Expenses	(101)	(160)	-37.3%
Financial Result	(73)	(112)	-34.9%

In 1Q20, net financial result registered a net financial expense of R$ 73 million, a reduction of 34.9% (R$ 39 million). This variation is basically explained by the reductions: (i) of 35.8% (R$ 36 million) in expenses with the net debt (debt charges, net of income from financial investments), due to the reduction in interest rates (CDI and TJLP) and lower indebtedness; and (ii) of 26.3% (R$ 3 million) in other effects.

Net Income

In 1Q20, net loss was of R$ 29 million, compared to the net loss of R$ 93 million in 1Q19, a reduction of 68.3% (R$ 64 million). This performance reflects the improvement in EBITDA and financial result, partially offset by the worsening of the income tax and social contribution item.

6) ATTACHMENTS

6.1) Balance Sheet - Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2020	12/31/2019	03/31/2019

CURRENT
Cash and Cash Equivalents	5,569,505	1,937,163	3,440,809
Bonds and securities	946	851,004
Consumers, Concessionaries and Licensees	4,805,590	4,985,578	4,704,583
Dividend and Interest on Equity	122,552	100,297	100,182
Recoverable Taxes	463,614	419,126	421,109
Derivatives	696,721	281,326	260,847
Sectoral Financial Assets	899,766	1,093,588	1,402,757
Contractual Assets	24,657	24,387	23,685
Other assets	689,497	648,161	681,831
TOTAL CURRENT	13,272,848	10,340,630	11,035,803

NON-CURRENT
Consumers, Concessionaries and Licensees	756,717	713,068	687,826
Judicial Deposits	769,694	757,370	859,842
Recoverable Taxes	409,730	472,123	423,610
Sectoral Financial Assets	5,441	2,748	27,093
Derivatives	1,748,408	369,767	349,932
Deferred Taxes	562,406	1,064,716	932,673
Concession Financial Assets	9,162,557	8,779,717	7,677,726
Investments at Cost	116,654	116,654	116,654
Other assets	761,827	736,019	710,930
Investments	1,060,902	997,997	1,066,138
Property, Plant and Equipment	8,975,244	9,083,710	9,351,350
Contractual Assets	1,357,441	1,322,822	1,329,593
Intangible Assets	9,222,291	9,320,953	9,376,904
TOTAL NON-CURRENT	34,909,313	33,737,664	32,910,270

TOTAL ASSETS	48,182,161	44,078,293	43,946,073

6.2) Balance Sheet - Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2020	12/31/2019	03/31/2019

CURRENT
Trade payables	2,743,239	3,260,180	3,159,696
Borrowings	3,082,710	2,776,193	2,764,095
Debentures	843,880	682,582	1,116,111
Private pension plan	136,441	224,851	109,611
Regulatory liabilities	25,387	232,251	125,274
Taxes, Fees and Contributions	734,977	960,497	724,688
Dividends	669,011	668,859	532,790
Estimated payroll	132,781	125,057	129,141
Derivatives	3,545	29,400	4,863
Use of public asset	11,771	11,771	11,771
Other payables	1,341,894	1,094,269	1,048,916
TOTAL CURRENT	9,725,636	10,065,908	9,726,955

NON-CURRENT
Trade payables	364,051	359,944	320,024
Borrowings	11,216,917	7,587,102	8,588,747
Debentures	7,549,688	7,863,696	8,007,720
Private pension plan	1,864,574	2,153,327	1,135,215
Taxes, Fees and Contributions	157,770	157,003	7,053
Deferred tax liabilities	1,120,840	1,048,069	1,130,097
Provision for tax, civil and labor risks	554,096	600,775	979,335
Derivatives	-	6,157	20,135
Sectoral financial liabilities	367,181	102,561	218,038
Use of public asset	93,084	91,181	88,957
Other payables	627,339	759,331	623,054
TOTAL NON-CURRENT	23,915,541	20,729,147	21,118,375

SHAREHOLDERS' EQUITY
Issued capital	9,388,080	9,388,081	5,741,284
Capital Reserves	(1,640,962)	(1,640,962)	469,257
Legal Reserve	1,036,125	900,992	3,527,510
Statutory reserve - working capital improvement	4,046,305	4,046,305	900,992
Dividend	1,433,295	1,433,295	-
Accumulated comprehensive income	(917,876)	(1,268,465)	(380,790)
Retained earnings	897,294	135,134	609,873
	14,242,262	12,994,381	10,868,126
Equity attributable to noncontrolling interests	298,721	288,857	2,232,617
TOTAL SHAREHOLDERS' EQUITY	14,540,984	13,283,238	13,100,742

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	48,182,160	44,078,293	43,946,073

6.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	1Q20	1Q19	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	8,150,474	8,009,894	1.8%
Electricity Sales to Distributors	1,127,496	1,352,491	-16.6%
Revenue from building the infrastructure	495,804	415,213	19.4%
Update of concession's financial asset	138,572	64,491	114.9%
Sectorial financial assets and liabilities	(463,343)	(323,880)	43.1%
Other Operating Revenues	1,429,726	1,269,547	12.6%
	10,878,728	10,787,756	0.8%

DEDUCTIONS FROM OPERATING REVENUES	(3,596,461)	(3,660,309)	-1.7%
NET OPERATING REVENUES	7,282,267	7,127,446	2.2%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,703,952)	(3,952,543)	-6.3%
Electricity Network Usage Charges	(637,466)	(531,221)	20.0%
	(4,341,419)	(4,483,763)	-3.2%
OPERATING COSTS AND EXPENSES
Personnel	(354,219)	(348,018)	1.8%
Material	(74,108)	(66,856)	10.8%
Outsourced Services	(170,786)	(165,010)	3.5%
Other Operating Costs/Expenses	(190,296)	(175,260)	8.6%
Allowance for Doubtful Accounts	(57,844)	(68,615)	-15.7%
Legal and judicial expenses	(37,510)	(32,038)	17.1%
Others	(94,942)	(74,607)	27.3%
Cost of building the infrastructure	(495,091)	(415,211)	19.2%
Employee Pension Plans	(45,440)	(28,150)	61.4%
Depreciation and Amortization	(370,396)	(332,331)	11.5%
Amortization of Concession's Intangible	(56,431)	(72,109)	-21.7%
	(1,756,767)	(1,602,946)	9.6%

EBITDA[1]	1,696,213	1,531,097	10.8%

INCOME FROM ELECTRIC ENERGY SERVICE	1,184,081	1,040,736	13.8%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	438,292	206,595	112.2%
Financial Expenses	(317,285)	(426,635)	-25.6%
	121,007	(220,040)	-

EQUITY ACCOUNTING
Equity Accounting	85,305	85,920	-0.7%
Assets Surplus Value Amortization	(145)	(145)	0.0%
	85,160	85,775	-0.7%

INCOME BEFORE TAXES	1,390,248	906,472	53.4%

Social Contribution	(129,908)	(90,050)	44.3%
Income Tax	(356,214)	(246,064)	44.8%

NET INCOME	904,126	570,358	58.5%
Controlling Shareholders' Interest	890,041	603,451	47.5%
Non-Controlling Shareholders' Interest	14,085	(33,093)	-

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

6.4) Income Statement by business segment

 (R$ thousands)

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
1Q20
Net operating revenue	6,103	300	385	718	152	(4)	(371)	7,282
Operating costs and expenses	(4,966)	(62)	(162)	(717)	(124)	(11)	371	(5,671)
Depreciation e amortization	(211)	(30)	(163)	(1)	(7)	(16)	-	(427)
Income from electric energy service	926	208	60	(0)	22	(31)	(0)	1,184
Equity accounting	-	85	-	-	-	-	-	85
EBITDA	1,137	323	223	0	28	(15)	-	1,696
Financial result	206	(27)	(73)	9	1	5	-	121
Income (loss) before taxes	1,132	266	(13)	9	22	(26)	-	1,390
Income tax and social contribution	(404)	(58)	(17)	(3)	(6)	1	-	(486)
Net income (loss)	728	208	(29)	6	17	(25)	-	904

1Q19
Net operating revenue	5,936	269	334	760	146	-	(318)	7,127
Operating costs and expenses	(4,957)	(51)	(142)	(730)	(110)	(11)	318	(5,682)
Depreciation e amortization	(192)	(30)	(161)	(1)	(6)	(16)	-	(404)
Income from electric energy service	788	188	31	30	30	(27)	-	1,041
Equity accounting	-	86	-	-	-	-	-	86
EBITDA	980	304	192	31	36	(11)	-	1,531
Financial result	(60)	(44)	(112)	(8)	0	3	-	(220)
Income (loss) before taxes	728	230	(80)	22	30	(24)	-	906
Income tax and social contribution	(263)	(46)	(13)	(8)	(7)	0	-	(336)
Net income (loss)	465	184	(93)	15	23	(24)	-	570

Variation
Net operating revenue	2.8%	11.3%	15.1%	-5.6%	4.4%	-	16.4%	2.2%
Operating costs and expenses	0.2%	20.8%	13.9%	-1.7%	12.6%	3.1%	16.4%	-0.2%
Depreciation e amortization	9.8%	0.7%	1.3%	72.0%	16.1%	0.3%	-	5.6%
Income from electric energy service	17.6%	10.5%	90.8%	-101.6%	-27.9%	16.4%	-	13.8%
Equity accounting	-	-0.5%	-	-	-	-	-	-0.5%
EBITDA	16.0%	6.3%	16.0%	-98.6%	-20.6%	39.8%	-	10.8%
Financial result	-446.0%	-38.4%	-34.9%	-217.5%	63.7%	99.8%	-	-
Income (loss) before taxes	55.5%	15.7%	-84.2%	-61.6%	-26.6%	7.6%	-	53.4%
Income tax and social contribution	53.5%	27.4%	31.6%	-62.5%	-22.9%	-	-	44.6%
Net income (loss)	56.6%	12.8%	-68.3%	-61.1%	-27.8%	4.4%	-	58.5%

6.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q20	Last 12 months

Beginning Balance	1,937,164	3,440,810

Net Income Before Taxes	1,390,248	4,470,069

Depreciation and Amortization	426,826	1,703,439
Interest on Debts and Monetary and Foreign Exchange Restatements	(142,459)	520,510
Consumers, Concessionaries and Licensees	78,384	(392,639)
Sectoral Financial Assets	222,325	655,878
Accounts Receivable - Resources Provided by the CDE/CCEE	7,635	39,557
Suppliers	(512,834)	(372,431)
Sectoral Financial Liabilities	241,018	86,046
Accounts Payable - CDE	(24,948)	(51,304)
Interest on Debts and Debentures Paid	(196,360)	(1,041,953)
Income Tax and Social Contribution Paid	(300,722)	(947,228)
Others	(141,282)	268,100
	(342,417)	467,973

Total Operating Activities	1,047,831	4,938,042

Investment Activities
Purchases of Contract Asset, Property, Plant and Equipment and Intangible Assets	(516,287)	(2,333,168)
Others	832,289	3,945
Total Investment Activities	316,002	(2,329,223)

Financing Activities
Capital Increase of Noncontrolling Shareholder	-	3,622,305
Capital increase in existing equity interest	-	(4,107,555)
Loans and Debentures	2,866,989	7,323,963
Principal Amortization of Loans and Debentures, Net of Derivatives	(595,267)	(6,791,157)
Dividend and Interest on Equity Paid	(3,211)	(527,680)
Others	(2)	10
Total Financing Activities	2,268,509	(480,114)

Cash Flow Generation	3,632,342	2,128,706

Ending Balance - 12/31/2019	5,569,506	5,569,516

6.6) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	1Q20	1Q19	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	309,874	288,273	7.5%
Revenue from construction of concession infrastructure	7,825	55	-
Other Operating Revenues	14,483	12,488	16.0%
	332,182	300,816	10.4%

DEDUCTIONS FROM OPERATING REVENUE	(32,237)	(31,356)	2.8%
NET OPERATING REVENUE	299,945	269,460	11.3%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(21,960)	(22,411)	-2.0%
Eletricity Network Usage Charges	(7,251)	(6,789)	6.8%
	(29,211)	(29,200)	0.0%
OPERATING COSTS AND EXPENSES
Personnel	(10,960)	(7,879)	39.1%
Material	(824)	(889)	-7.3%
Outsourced Services	(6,088)	(5,637)	8.0%
Other Operating Costs/Expenses	(7,119)	(7,360)	-3.3%
Costs of infrastructure construction	(7,112)	(53)	-
Employee Pension Plans	(869)	(473)	83.8%
Depreciation and Amortization	(27,272)	(27,211)	0.2%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%
	(62,735)	(51,992)	20.7%

EBITDA1	295,650	303,890	-2.7%

EBIT	207,999	188,267	10.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	11,459	10,087	13.6%
Financial Expenses	(38,588)	(54,127)	-28.7%
	(27,130)	(44,040)	-38.4%

EQUITY ACCOUNTING
Equity Accounting	85,305	85,920	-0.7%
Assets Surplus Value Amortization	(145)	(145)	0.0%
	85,160	85,775	-0.7%

INCOME BEFORE TAXES ON INCOME	266,029	230,003	15.7%

Social Contribution	(15,446)	(12,113)	-
Income Tax	(42,677)	(33,521)	-

NET INCOME	207,907	184,369	12.8%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

6.7) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated
	1Q20	1Q19	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,188	5,824	6.3%
Electricity Sales to Distributors	401,788	344,976	16.5%
Other Operating Revenues	2,122	2,811	-24.5%
	410,098	353,611	16.0%

DEDUCTIONS FROM OPERATING REVENUES	(25,556)	(19,422)	31.6%
NET OPERATING REVENUES	384,542	334,189	15.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(46,429)	(29,243)	58.8%
Electricity Network Usage Charges	(25,664)	(24,027)	6.8%
	(72,093)	(53,271)	35.3%
OPERATING COSTS AND EXPENSES
Personnel	(25,950)	(26,374)	-1.6%
Material	(8,138)	(4,185)	94.4%
Outsourced Services	(45,260)	(45,471)	-0.5%
Other Operating Costs/Expenses	(10,403)	(12,847)	-19.0%
Depreciation and Amortization	(122,850)	(120,774)	1.7%
Amortization of Concession's Intangible	(39,807)	(39,807)	0.0%
	(252,408)	(249,458)	1.2%

EBITDA[1]	222,697	192,040	16.0%

INCOME FROM ELECTRIC ENERGY SERVICE	60,041	31,460	90.8%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	27,793	48,590	-42.8%
Financial Expenses	(100,502)	(160,296)	-37.3%
	(72,709)	(111,706)	-34.9%

INCOME BEFORE TAXES ON INCOME	(12,668)	(80,246)	-84.2%

Social Contribution	(6,178)	(4,278)	44.4%
Income Tax	(10,636)	(8,499)	25.1%

NET INCOME	(29,482)	(93,023)	-68.3%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

6.8) Income Statement – Distribution Segment

(R$ thousand)

Consolidated
	1Q20	1Q19	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	7,599,057	7,506,525	1.2%
Electricity Sales to Distributors	411,613	560,114	-26.5%
Revenue from building the infrastructure	487,979	415,159	17.5%
Adjustments to the concession´s financial asset	138,572	64,491	114.9%
Sectoral financial assets and liabilities	(463,343)	(323,880)	43.1%
Other Operating Revenues	1,375,424	1,223,786	12.4%
	9,549,301	9,446,194	1.1%

Deductions From Operating Revenue	(3,446,798)	(3,509,968)	-1.8%
NET OPERATING REVENUE	6,102,502	5,936,226	2.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,176,136)	(3,370,234)	-5.8%
Electricity Network Usage Charges	(611,888)	(506,967)	20.7%
	(3,788,024)	(3,877,202)	-2.3%
OPERATING COSTS AND EXPENSES
Personnel	(228,908)	(226,346)	1.1%
Material	(44,825)	(45,710)	-1.9%
Outsourced Services	(200,204)	(206,688)	-3.1%
Other Operating Costs/Expenses	(171,189)	(157,859)	8.4%
Allowance for Doubtful Accounts	(57,894)	(68,124)	-15.0%
Legal and Judicial Expenses	(33,489)	(31,036)	7.9%
Others	(79,806)	(58,700)	36.0%
Cost of building the infrastructure	(487,979)	(415,159)	17.5%
Employee Pension Plans	(44,571)	(27,678)	61.0%
Depreciation and Amortization	(196,753)	(177,871)	10.6%
Amortization of Concession's Intangible	(14,133)	(14,133)	0.0%
	(1,388,562)	(1,271,444)	9.2%

EBITDA[1]	1,136,803	979,585	16.0%

EBIT	925,917	787,581	17.6%

FINANCIAL INCOME (EXPENSE)
Financial Income	387,632	145,176	167.0%
Financial Expenses	(181,629)	(204,707)	-11.3%
Interest on Equity
	206,004	(59,531)	-

INCOME BEFORE TAXES ON INCOME	1,131,920	728,049	55.5%

Social Contribution	(106,749)	(70,451)	51.5%
Income Tax	(296,867)	(192,518)	54.2%

NET INCOME	728,305	465,081	56.6%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

6.9) Economic-Financial performance by Distributor

(R$ thousand)

CPFL PAULISTA
	1Q20	1Q19	Var.
Gross Operating Revenue	4,075,927	3,982,393	2.3%
Net Operating Revenue	2,636,237	2,525,566	4.4%
Cost of Electric Power	(1,705,045)	(1,701,886)	0.2%
Operating Costs & Expenses	(544,585)	(512,970)	6.2%
EBIT	386,607	310,710	24.4%
EBITDA(1)	457,138	374,250	22.1%
Financial Income (Expense)	91,627	(18,649)	-
Income Before Taxes	478,234	292,061	63.7%
Net Income	308,659	187,465	64.6%

CPFL PIRATININGA
	1Q20	1Q19	Var.
Gross Operating Revenue	1,703,100	1,792,358	-5.0%
Net Operating Revenue	1,093,384	1,097,619	-0.4%
Cost of Electric Power	(738,289)	(760,342)	-2.9%
Operating Costs & Expenses	(198,597)	(221,127)	-10.2%
EBIT	156,498	116,151	34.7%
EBITDA(1)	185,022	143,060	29.3%
Financial Income (Expense)	46,553	(9,948)	-
Income Before Taxes	203,051	106,203	91.2%
Net Income	131,154	67,491	94.3%

RGE
	1Q20	1Q19	Var.
Gross Operating Revenue	3,334,884	3,254,520	2.5%
Net Operating Revenue	2,068,802	2,000,662	3.4%
Cost of Electric Power	(1,175,253)	(1,245,620)	-5.6%
Operating Costs & Expenses	(554,360)	(462,376)	19.9%
EBIT	339,189	292,665	15.9%
EBITDA(1)	437,374	382,181	14.4%
Financial Income (Expense)	62,424	(27,594)	-
Income Before Taxes	401,614	265,071	51.5%
Net Income	257,339	168,303	52.9%

CPFL SANTA CRUZ
	1Q20	1Q19	Var.
Gross Operating Revenue	435,389	416,922	4.4%
Net Operating Revenue	304,078	312,379	-2.7%
Cost of Electric Power	(169,437)	(169,354)	0.0%
Operating Costs & Expenses	(91,019)	(74,971)	21.4%
EBIT	43,623	68,055	-35.9%
EBITDA(1)	57,268	80,094	-28.5%
Financial Income (Expense)	5,399	(3,340)	-
Income Before Taxes	49,022	64,714	-24.2%
Net Income	31,152	41,823	-25.5%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

6.10) Sales within the Concession Area by Distributor

(In GWh)

CPFL Paulista
	1Q20	1Q19	Var.
Residential	2,564	2,654	-3.4%
Industrial	2,654	2,673	-0.7%
Commercial	1,517	1,548	-2.0%
Others	1,081	1,104	-2.1%
Total	7,816	7,980	-2.0%

CPFL Piratininga
	1Q20	1Q19	Var.
Residential	1,061	1,135	-6.5%
Industrial	1,507	1,503	0.2%
Commercial	688	697	-1.4%
Others	327	333	-1.7%
Total	3,583	3,669	-2.3%

RGE
	1Q20	1Q19	Var.
Residential	1,604	1,593	0.7%
Industrial	1,434	1,501	-4.5%
Commercial	729	747	-2.4%
Others	1,518	1,463	3.7%
Total	5,285	5,304	-0.4%

CPFL Santa Cruz
	1Q20	1Q19	Var.
Residential	214	221	-3.1%
Industrial	268	266	0.8%
Commercial	97	101	-4.3%
Others	179	190	-6.0%
Total	758	779	-2.6%

6.11) Sales to the Captive Market by Distributor

(in GWh)

CPFL Paulista
	1Q20	1Q19	Var.
Residential	2,564	2,654	-3.4%
Industrial	533	591	-9.8%
Commercial	1,102	1,150	-4.2%
Others	1,027	1,069	-3.9%
Total	5,226	5,464	-4.4%

CPFL Piratininga
	1Q20	1Q19	Var.
Residential	1,061	1,135	-6.5%
Industrial	218	259	-15.8%
Commercial	475	506	-6.3%
Others	251	289	-13.1%
Total	2,005	2,190	-8.4%

RGE
	1Q20	1Q19	Var.
Residential	1,604	1,593	0.7%
Industrial	386	455	-15.2%
Commercial	601	647	-7.1%
Others	1,511	1,456	3.8%
Total	4,103	4,152	-1.2%

CPFL Santa Cruz
	1Q20	1Q19	Var.
Residential	214	221	-3.1%
Industrial	87	97	-10.1%
Commercial	86	94	-8.1%
Others	178	190	-6.0%
Total	566	602	-5.9%

6.12) Information on Interest in Companies

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Countryside of São Paulo	234	4,605	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Countryside and seaside of São Paulo	27	1,797	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (a)	Publicly-quoted corporation	Direct and Indirect 100%	Countryside of Rio Grande do Sul	381	2,932	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Private corporation	Direct 100%	Countryside of São Paulo, Paraná and Minas Gerais	45	468	30 years	July 2045

Note:

(a)   On December 31, 2018, was approved the grouping of the concessions of the distribution companies RGE Sul Distribuidora de Energia S.A. (“RGE Sul”)  and Rio Grande Energia S.A. (“RGE”), considering RGE Sul as the Merging Company and RGE as the Merged Company;

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (b)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (c)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Private corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (d)	Tocantins	1 Hydroelectric	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Direct and Indirect 99.94%	See chapter 2.2.2	See chapter 2.2.2	See chapter 2.2.2	See chapter 2.2.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo and Minas Gerais	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Piracicaba")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Morro Agudo")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Maracanaú S.A. ("CPFL Maracanaú")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul I S.A. ("CPFL Sul I")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul II S.A. ("CPFL Sul II")	Private corporation		Electric energy transmission services		Indirect 100%

Notes:

(b)   CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table;

(c)   The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(d)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Nect Serviços Administrativos de Infraestrutura Ltda ("CPFL Infra") (g)	Limited company	Infrastructure and Fleet Services	Direct 100%
Nect Servicos Administrativos de Recursos Humanos Ltda ("CPFL Pessoas") (g)	Limited company	Human Resources Services	Direct 100%
Nect Servicos Administrativos Financeiros Ltda ("CPFL Finanças") (g)	Limited company	Financial services	Direct 100%
Nect Servicos Adm de Suprimentos e Logistica Ltda ("CPFL Supre") (g)	Limited company	Supply & Logistics Services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Limited company	Telecommunication services	Direct 100%

6.13) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

Net Debt Pro Forma Reconciliation (1Q20)

Net debt - Generation projects
Mar-20	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Borrowings and Debentures	321	5,008	-	5,328	384	-	1,018	143	1,545	6,873
(-) Cash and Cash Equivalents	(60)	(950)	(11)	(1,021)	(103)	(49)	(241)	(141)	(534)	(1,555)
Net Debt	261	4,058	(11)	4,307	281	(49)	776	2	1,011	5,318
CPFL Stake (%)	65.00%	99.94%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Net Debt in Generation Projects	170	4,055	(7)	4,218	137	(12)	396	1	522	4,740

Reconciliation
CPFL Energia
Gross Debt		20,252
(-) Cash and Cash Equivalents		(5,570)
Net Debt (IFRS)		14,682
(-) Fully Consolidated Projects		(4,307)
(+) Proportional Consolidation		4,740
Net Debt (Pro Forma)		15,114

EBITDA Pro Forma Reconciliation (1Q20 - LTM)

EBITDA - Generation Projects
1Q20LTM	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Net operating revenue	347	1,978	41	2,366	673	285	899	435	2,292	4,658
Operating cost and expense	(105)	(744)	(24)	(873)	(205)	(208)	(197)	(204)	(815)	(1,688)
EBITDA	241	1,234	17.016	1,493	468	77	702	231	1,477	2,970
CPFL stake (%)	65.00%	99.94%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Proportional EBITDA	157	1,234	10	1,401	228	19	358	123	728	2,129

Reconciliation
CPFL Energia - 1Q20 LTM
Net income		3,082
Amortization		1,703
Financial Results		385
Income Tax /Social Contribution		1,388
EBITDA		6,559
(-) Equity income		(349)
(-) EBITDA - Fully consolidated projects		(1,493)
(+) Proportional EBITDA		2,129
EBITDA Pro Forma		6,846

Net Debt / EBITDA Pro Forma		2,21x

Note: in accordance with financial covenants calculation in cases of assets acquired by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.